UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)


                            Dexterity Surgical, Inc.
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                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    252368105
                           --------------------------
                                 (CUSIP Number)





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                                       13G
CUSIP No.  252368105
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1.       NAME OF REPORTING PERSON             S.S. OR I.R.S. IDENTIFICATION NO.
           Renaissance Capital Growth & Income Fund III, Inc.        75-2533518
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [ ]
         (b)      [ ]
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3.       SEC USE ONLY
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4.       CITIZENSHIP OR PLACE OF ORGANIZATION
           Texas
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
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5.       SOLE VOTING POWER
            2,318,246 shares
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6.       SHARED VOTING POWER
           None
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7.       SOLE DISPOSITIVE POWER
            2,318,246 shares
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8.       SHARED DISPOSITIVE POWER
           None
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,318,246 shares
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           Not applicable
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            17.07%
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12.      TYPE OF REPORTING PERSON
           IV
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ITEM 1.
            (a), (b)  Dexterity Surgical, Inc.                       ("Company")
                      12961 Park Central, Suite 1300
                      San Antonio, TX 78216




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ITEM 2.

         (a)   Name of Person Filing
                    Renaissance Capital Growth & Income Fund III,     ("Filer")

         (b) Address of principal Business Office or, if none, Residence 8080 N. Central Expressway, Suite 210, LB 59
                   Dallas, TX 75206-1857

         (c)  Citizenship
                  Texas

         (d)  Title of Class of Securities
                  Common Stock

         (e)  CUSIP Number
                  75966V105

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) ______        Broker  or  Dealer registered under Section 15 of the
                           Act

         (b) ______        Bank as defined in section 3(a)(6) of the Act

         (c) ______        Insurance  Company as defined in section  3(a)(19) of
                           the Act

         (d)    X          Investment Company  registered under section 8 of the
                           Investment Company Act

         (e) ______        Investment  Adviser  registered  under section 203 of
                           the Investment Advisers Act of 1940

         (f) ______        Employee  Benefit Plan, Pension Fund which is subject
                           to the provisions of  the Employee  Retirement Income
                           Security Act of  1974 or  Endowment Fund; see section
                           240.13d-1(b)(1)(ii)(F)

         (g) ______        Parent  Holding  Company, in  accordance with section
                           240.13d-1(b)(ii)(G)(Note: See Item 7)

         (h) ______        Group, in accordance with section 240.13d-1(b)(1)(ii)
                           (H)

ITEM 4.       Ownership.

         (a)  Amount Beneficially Owned:

         As of June 1, 2001, the Filer owned 2,332,511 shares of the Company on a fully converted basis. On June 08, 2001, the Company made a $14,264.85 principal payment bringing the 9% Convertible Debenture amount to $1,412,220.22. Thus the Filer owns 2,318,246 shares of the


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         Company's  common stock  on  a fully  converted basis.   The Investment
         Advisor is Renaissance Capital Group, Inc., which is also Investment Manager for Renaissance US Growth and Income Trust PLC. Renaissance US Growth and Income Trust PLC also owns securities of Dexterity Surgical, Inc.

         (b)  Percent of Class
                  17.07%

         (c)  Number of shares as to which such person has:

              (i)       sole power to vote or to direct the vote:
                           2,318,492 shares
              (ii)      shared power to vote or to direct the vote:
                           None
              (iii)     sole power to dispose or to direct the disposition of:
                           2,318,492 shares
              (iv)      shared power to dispose or to direct the disposition of:
                           None

ITEM 5.       Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.       Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

ITEM 8.       Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9.       Notice of Dissolution of Group.

         Not applicable.




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ITEM 10.      Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: July 9, 2001            /S/
                              Signature
                              Russell Cleveland, President & CEO
                              Renaissance Capital Growth & Income Fund III, Inc.
                              -------------------------------------------
                              Name and Title



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